Via EDGAR

June 27, 2012

Tom Kluck
Legal Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Potlatch Corporation
Annual Report on Form 10-K
Filed February 17, 2012
File No. 001-32729

Dear Mr. Kluck:

On behalf of Potlatch Corporation (“Potlatch”), this letter responds to additional comments on the above-referenced Form 10-K received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated June 21, 2012. Set forth below are Potlatch's responses to the Staff's comments.

For ease of reference, we have provided the Staff's comments in boldface type immediately preceding our responses.

Form 10-K for the Year Ended December 31, 2011

Our Operations, page 4

1.
We note your response to comment 4 of our comment letter dated May 24, 2012 where you state that “standing timber inventory are longer-term data that generally do not change significantly year over year.” We believe that estimated standing timber inventory is material to investors. Accordingly, in future annual reports, please revise your disclosure, to the extent the data is available to management, to include your estimated standing timber inventory.

In future annual reports on Form 10-K, we will expand our disclosure to include our estimated standing timber inventory to the extent the data is available to management.

Properties, page 16

2.
We note your response to comment 5 of our comment letter dated May 24, 2012. In future Exchange Act periodic reports, please revise your disclosure to include your definition of “normal operating conditions” and indicate that they are consistent with industry-wide recognized measures.

In future Exchange Act periodic filings we will revise our disclosure to include our definition of “normal operating conditions” and an indication that our definition is consistent with industry-wide recognized measures.

As requested by the Staff, we acknowledge that:

•	Potlatch is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	Potlatch may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning our response to the comments received from the Staff may be directed to me at (509) 835-1521. Comments may also be sent to my attention via facsimile to (509) 835-1560.

Sincerely,

/s/ Michael J. Covey

Michael J. Covey
Chairman of the Board, President and Chief Executive Officer